Via Facsimile and U.S. Mail
Mail Stop 6010

March 6, 2007

Mr. Karl B. Wagner
Chief Financial Officer
Pediatrix Medical Group, Inc.
1301 Concord Terrace
Sunrise, Florida 33323

      Re: Item 4.02 Form 8-K
              Filed March 1, 2007
              File No. 001-12111

Dear Mr. Wagner:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02 Form 8-K

1. Please revise your disclosure to clarify which prior periods you plan on restating and which financial reports you will be amending.

2. Please provide us with an estimated time-frame as to when you intend to file the restated historical financial information.

3. Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions regarding disclosure controls and procedures, specific to all of the applicable periods affected by your

decision to restate, in light of the material errors and issues that you have described.

Please provide us the additional information requested within five business days or tell us when you will respond. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3648.

Sincerely,

Dana M. Hartz
Staff Accountant